SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2008

ACTION ENERGY INC.
(Name of Registrant)

Suite 800, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

ACTION ENERGY INC.

6-K Items

1. Press Release re Action Energy Inc. Terminates Registration Under U.S. Securities Exchange Act of 1934

ITEM 1

TSX-V Symbol “AEC”
Tuesday, March 25, 2008

PRESS RELEASE

Action Energy Intends to File Form 15F to Terminate SEC Registration and
Reporting Obligation

Calgary, March 25, 2008 - Action Energy Inc. (“Action” or the “Company”) a Calgary, Alberta-based emerging oil and natural gas exploration and production company, announced today that it intends to file Form 15F with the United States Securities and Exchange Commission (SEC) to terminate the registration of the Company’s class of common shares under Section 12(g) as well as its reporting obligations under sections 13(a) and 15(d) of the United States Securities Exchange Act of 1934, as amended (Exchange Act). The Company succeeded to the reporting responsibilities of Rolling Thunder Exploration Ltd. as a result of the combination of the two companies in August 2007. Because Rolling Thunder filed a Form 15F on its own behalf dated June 22, 2007, the U.S. reporting obligations have been suspended since that date.

Action’s reporting obligations in the U.S. will terminate after 90 days of the filing, barring any objections from the SEC.

Action is a Calgary based oil-weighted, publicly traded junior E&P company that achieved a public listing through the reverse takeover of High Plains Energy Inc. in November 2006. It has a large, diversified asset base focused on three core areas in Western Canada and has a balanced mix of exploration and development opportunities concentrated in core areas in central Alberta, southern Alberta and southern Saskatchewan.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, the full 2006 Annual Report to Shareholders and Annual Information Form have been posted on the Company’s website: www.action-energy.com or, alternatively, can be viewed at www.sedar.com.

For further information, please contact:
Kelly D. Kerr Vice-President, Finance and CFO Action Energy Inc. Telephone: (403) 723-4454

ACTION ENERGY INC.
Suite 800, 350 - 7TH Avenue S.W. Calgary, Alberta T2P 3Y3 Phone: (403) 264-1112 Fax: (403) 264-1116 Website: www.action-energy.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Action Energy Inc.
(Registrant)

By:	/s/ Kelly Kerr
Kelly Kerr
Vice President, Finance and Chief Financial Officer

Date: April 22, 2008